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                           September 22, 2023

       Kenneth L. Agee
       President and Director
       Emerging Fuels Technology, Inc.
       6024 S. 116th East Avenue
       Tulsa, OK 74146

                                                        Re: Emerging Fuels
Technology, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed September 15,
2023
                                                            File No. 024-11598

       Dear Kenneth L. Agee:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Holt at 202-551-6614 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction
       cc:                                              Jeanne Campanelli